Itaú Unibanco Holding S.A.

Base Date  12.31.2009

 (in compliance with Attachment 9-1-II of CVM Instruction No. 481 of December  17,  2009, or   “ CVM Instruction 481”)

Identification
Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Investor Relations Office
The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alfredo Egydio Setubal. The phone number of the Investor Relations Department is (5511) 5019 1549;  fax is (5511) 5019 1133 and the e-mail is investor.relations@itau-unibanco.com.br

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2009, 12/31/2008 and 12/31/2007

Underwriter	Itaú Corretora de Valores S.A.

Stockholders Service
The Issuer’s stockholders service is provided at the branches of Itaú Unibanco S.A., which head office is located at  Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Newspapers in which the issuer divulges its information	Official Gazette of the State of São Paulo and Valor Econômico

Website	http://www.itau-unibanco.com.br/ri The information included in the Company’s website is not an integral part of this Reference Form

Date of last review	03/26/2010

Allocation of Net Income

We propose that the net income for the year reported in the financial statements at December 31, 2009, in the amount of R$ 7,706,906,786.53, added to R$ 1,642,069,000.00 related to the realization of realizable profit reserve set up on December 31, 2008, is allocated as follows: (a) R$ 385,345,339.33 to the Legal Reserve; (b) R$ 4,986,193,632.73 to statutory reserve, of which R$ 1,325,360,862.84 to the Reserve for Dividend Equalization, R$ 1,464,333,107.76 to the Reserve for Working Capital and R$ 2,196,499,622.13 to the Reserve for Capital Increase in Investees; and (c) R$ 3,977,436,814.47 to the payment of dividends and interest on capital, included in the mandatory dividend amount, pursuant to Article 9, of Law No. 9,249/95.

We point out that the amounts mentioned in item (c) have already been declared by the Board of Directors and paid to stockholders.

We made monthly dividend payment, based on the stockholding position on the last day of the prior month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half yearly payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared, and, finally, estimates the balance payable of mandatory minimum dividend. Such amount is declared as dividend “additional” to those paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09.

1.	Net income for the year

R$ 7,706,906,786.53. In addition to earnings for the year, there was the realization of R$ 1,642,069,000.00 related to realizable profit reserve set up on December 31, 2008.

2.	Total and per share dividend amount, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$ 3,977,436,814.47 (gross), of which R$ 3,472,459,427.52 is net of taxes. Such amount corresponds to the percentage of net income indicated in item 3, paid as advance on mandatory minimum dividend. Therefore, a proposal will be submitted to the Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$ 0.7917.

3.	Percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 45.1% of net income for the year and 47.4% of adjusted net income for the amount allocated to legal reserve.

4.	Total and per share distributed dividend based on the net income for prior years

None

5.
a.	Gross amount of dividend and interest on capital, separately, per share type and class, deducted of advance dividends and interest on capital already declared

No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to those already declared.

b.	Payment method and term of dividend and interest on capital, deducted of advance dividends and interest on capital already declared

As mentioned above, the mandatory dividend for 2009 has already been entirely declared by the Board of Directors and paid to stockholders. The payment dates are mentioned in item 6 below. Stockholders may receive the amounts payable to them as follows:

•	Stockholders that hold American Depositary Shares (ADS):

The payment will be made directly to the depository bank abroad (Bank of New York Mellon) which will be responsible for transferring them to stockholders.

•	Stockholders who hold current accounts with Unibanco or Itaú, registered:

The payment will be made through direct credit to the respective current accounts.

•	Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the respective amounts.

•	Stockholders which shares are deposited in fiduciary custodies of BM&FBOVESPA.

The payment will be made directly to BM&FBOVESPA, which will be responsible for transferring them to stockholders, through the depositor Brokerage Firms.

•	Stockholders who hold bearer shares not yet converted to the book-entry system:

The payment will be made after the delivery of the respective certificates for mandatory conversion.
No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to those already declared. For dates of payments already made, see table in item 6.

c.	Eventual update and interest on dividends and interest on capital

None.

d.	Date of declaration of dividend and interest on capital payment considered for identification of stockholders who will be entitled to them

See subitem “a” above.

6.	Amount of dividends and interest on capital already declared and date of respective payments

	Type of	Stockholding	Date of	Amount per Share
Base Period	Payment	Position	Payment	Gross	Net
2009	IOC	02/19/10	03/01/10	R$ 0.3844	R$ 0.32674
December	IOC	12/30/09	03/01/10	R$ 0.1776	R$ 0.15096
December	Dividend	11/30/09	01/04/10	R$ 0.012	R$ 0.012
November	Dividend	10/30/09	12/01/09	R$ 0.012	R$ 0.012
October	Dividend	09/30/09	11/03/09	R$ 0.012	R$ 0.012
September	Dividend	08/31/09	10/01/09	R$ 0.012	R$ 0.012
August	IOC	08/21/09	08/31/09	R$ 0.20	R$ 0.17
August	Dividend	07/31/09	09/01/09	R$ 0.012	R$ 0.012
July	Dividend	06/30/09	08/03/09	R$ 0.012	R$ 0.012
June	Dividend	05/29/09	07/01/09	R$ 0.012	R$ 0.012
May	Dividend	04/30/09	06/01/09	R$ 0.012	R$ 0.012
April	Dividend	03/31/09	05/04/09	R$ 0.012	R$ 0.012
March (*)	Dividend	02/27/09	04/01/09	R$ 0.012	R$ 0.012
February (*)	Dividend	01/30/09	03/02/09	R$ 0.012	R$ 0.012
January (*)	Dividend	12/31/08	02/02/09	R$ 0.012	R$ 0.012
(*) As mentioned on the press release of March 19 2009, the date of payment of such dividends to the shareholders of Unibanco and Unibanco Holdings was set for April 8, 2009. See the press release.

7.	Provide a comparative table indicating the following per share amounts by type and class:

a.	Net income for the year and the prior 3 (three) years

		R$
2009	2008	2007
7,706,906,786.53	20,217,096,583.32	7,865,776,304.73

b.	Dividend and interest on capital distributed in the prior 3 (three) years

			R$
	2009	2008	2007
Common Shares	0.7917	0.8750	1.0614
Non-voting Shares	0.7917	0.8750	1.0614

8.	Allocation of earnings to the legal reserve

a.	Amount allocated to the legal reserve

R$ 385,345,339.33.

b.	Detail the calculation method of the legal reserve

Pursuant to article 193 of Law No. 6,404/76, as amended, and article 12.1 of our Bylaws, five per cent (5%) were allocated for setting up the Legal Reserve, which shall not exceed twenty per cent (20%) of total capital.

9.	Preferred shares entitled to fixed or minimum dividends

a.	Calculation method of fixed or minimum dividends

Annual minimum dividend of R$ 0.022 per share, adjusted in case of split or reverse split of shares.

b.	Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of fixed or minimum dividends.

c.	Accumulation of possible unpaid portion

Minimum dividend is not cumulative.

d.	Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established to our preferred shares would be R$ 49,237,351.61.

e.	Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	Mandatory dividend

a.	Calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of article 202 of Law No. 6,404/76 and in compliance with items II and III of the same legal provision.

b.	Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.	Possibly retained amount

No amount was retained.

11.	Retention of mandatory dividend due to the financial condition of the company

No mandatory dividend was retained.

12.	Allocation of earnings for reserve for contingencies

No allocation of earnings to reserve for contingencies was made.

13.	Allocation of earnings to realizable profit reserve

No allocation of earnings to realizable profit reserve was made.

14.	Amount allocated to statutory reserves

a.	Statutory clauses that set forth the reserve

According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Reserve for Dividend Equalization; II – Reserve for Working Capital; III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital, or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from: a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76; b) equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings; d) originating from the credits corresponding to interim dividend payments.

Reserve for Working Capital will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

Reserve for Capital Increase in Investees will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law 6,404/76.

From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

b.	Amount allocated to the statutory reserves

R$ 1,325,360,862.84 to the Reserve for Dividend Equalization, R$ 1,464,333,107.76 to the Reserve for Working Capital and R$ 2,196,499,662.13 to the Reserve for Capital Increase in Investees.

c.	Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income to  the reserve for dividend equalization, up to 20% to the reserve for working capital and up to 50% to the reserve for capital increase in investees.

15.	Retention of earnings stipulated in capital budget

No retention of earnings was made.

16.	Allocation of earnings to the reserve for tax incentives

      No allocation of earnings to the reserve for tax incentives was made.